
MOBIUS


05000562



2004 Annual Report

Company Profile

Mobius Management Systems, Inc., founded in 1981, provides a comprehensive, integrated software solution for total content management (TCM).

The company's ViewDirect® TCM integrates content across disparate repositories and delivers it via a complete suite of content-centric applications that includes e-mail and records management; audit and balancing; Web site, digital asset and document management; business process management; high-volume imaging; Internet document presentment; enterprise report distribution; and check image archive.

ViewDirect TCM meets a broad and diverse range of strategic enterprise requirements for supporting regulatory compliance, automating business processes and simplifying complex computing environments.



(in thousands, except per share data)	2000	2001	2002	2003	2004
Revenue					
Software license	$31,018	$39,321	$28,026	$38,353	**$42,858**
Maintenance	27,785	33,174	34,776	38,448	**40,151**
Professional service and other	1,402	1,717	5,111	5,855	**5,079**
Total revenue	$60,205	$74,212	$67,913	$82,656	**$88,088**
Year-over-year growth	(18.5%)	23.3%	(8.5%)	21.7%	**6.6%**
Net income (loss)	$(11,896)	$(1,990)	$(5,221)	$4,076	**$4,802**
Diluted earnings (loss) per share	$(.66)	$(.11)	$(.30)	$.23	**$.24**

Revenue
(millions of dollars)



100
80
60
40
20
0
Professional service and others
Maintenance
License
60.2
74.2
67.9
82.7
88.1
31.0
39.3
28.0
38.4
42.9
27.8
33.2
34.8
38.4
40.2
1.4
1.7
5.1
5.9
5.0
2000
2001
2002
2003
2004



SEC MAIL
RECEIVED
PROCESSING
JAN 0 6 2005
WASH, D.C.
185
SECTION

Net income (loss)
(millions of dollars)



10
5
0
-5
-10
-15
4.1
4.8
(2.0)
(5.2)
(11.9)
2000
2001
2002
2003
2004

Financial Highlights



To Our Shareholders

I am pleased to report that fiscal 2004 was another solid year of growth and profitability for Mobius.

Total revenues increased 7% to a record $88.1 million and software license revenue increased 12% to $42.9 million. Net income was $4.8 million, or $0.24 per diluted share, up from $4.1 million, or $0.23 per diluted share, in fiscal 2003. Our financial position continues to be solid with over $33 million of cash and no bank debt.

During this year, we broadened the range of solutions we offer our customers through both acquisition and product development. ViewDirect TCM has been established as a comprehensive suite of software products that addresses some of the most important challenges faced by major organizations today, including:

- enabling regulatory and legal compliance by managing the entire lifecycle of corporate records, including e-mail;
- reducing costs and simplifying environments by integrating content across the enterprise; and
- automating business processes to improve productivity and customer service.

Enabling Regulatory Compliance

In April, 2004, we acquired technology from eManage Inc., an Ottawa, Ontario-based developer of software for e-mail archiving and records management. This product set includes a complete lifecycle management capability for records created and stored using Microsoft's SharePoint® products and technologies. Key members of the eManage staff joined Mobius, bringing many years of experience and expertise in developing and supporting e-mail and records management technologies in Microsoft environments.

This acquisition produced three new products in the ViewDirect TCM suite—ViewDirect E-mail Management, ViewDirect Records Management and ViewDirect RM for SharePoint—that respond to the increasingly critical need for enterprise-wide e-mail and records management posed by the explosive growth of e-mail, as well as corporate governance and regulatory requirements.

Integrating Content

Integration of these products with the ViewDirect TCM suite provides an additional benefit to our customers—the ability to integrate e-mail and corporate records with other enterprise content, either in a single ViewDirect repository or via consolidated access to multiple repositories using ViewDirect Total Content Integrator. This integrated approach is endorsed by industry analysts and is consistent with their recommendation that corporations steer clear of limited compliance solutions that address specific regulations. Instead, analysts suggest that a comprehensive content and records management system is more flexible in meeting a broad range of ever-changing requirements.

Improving Business Processes

In fiscal 2004, we put increased emphasis on delivering vertical industry application templates that help our customers automate business processes for improved customer service and operational efficiency. These include applications such as loan operations for banks, application processing for the insurance industry and accounts payable exception management for manufacturers. These applications leverage multiple components of the ViewDirect TCM suite to access, route, calculate, reconcile and deliver the information needed to complete the process.



This year, we strengthened our management team in key areas. Raymond Kunzmann joined Mobius in December, 2003 as chief financial officer and senior vice president of finance, bringing a broad range of experience that spans finance and accounting, mergers and acquisitions, corporate governance and operations. In international sales, we appointed Karry Kleeman, a seasoned Mobius sales executive, as vice president for Europe, the Middle East and Afriça.

> "During this year, we broadened the range of solutions we offer our customers through both acquisition and product development."

Going forward, we will continue to execute based on the winning formula that has proven successful for us in fiscal 2003 and 2004—to focus on products, people and productivity. We have also implemented programs to improve communication with our customers, to ensure that our technology is in line with their direction and to ensure that they are deriving maximum value from our products and services.

Our goals for fiscal 2005 include continuing organic revenue growth while also identifying opportunities for growth through acquisition; maintaining leadership in our core markets while increasing market presence of our newer products; and moving products through our development process to get to market more quickly.

Once again, we thank our customers, our shareholders and our employees for your support and your confidence in our future.

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President

Delivering on the promise of total content management

Faster time to market. Rapid technological change. Regulatory requirements. Intense competition. Increased pressure for bottom line results.

It's a tough world. And your success depends on your ability to manage vast amounts of enterprise content in ever-increasing volumes and formats.

For nearly twenty-five years, Mobius has defined and led the powerful market for robust, scalable solutions that capture, store, deliver and integrate content—from any source, in any format, in any volume—to support business operations, improve customer relationships and reduce the total costs of ownership. Today, Mobius is a market leader with the experience, vision and resources to bring a guarantee of success to every customer relationship.

As every organization strives to leverage content for better profitability, compliance and control, Mobius delivers on the promise of total content management.



Total Content Management

Integrated e-mail and records management that provides full lifecycle management for all records, including e-mail, to enforce corporate policy, facilitate regulatory compliance, reduce the costs of legal discovery and improve e-mail system performance

Audit and balancing capabilities that automate the controls and processes mandated by the Sarbanes-Oxley Act by monitoring data within and across business applications and platforms to ensure correctness and consistency

Business process management for automating business processes that support both outward-facing e-business applications and internal operations

Document management and Web publishing to securely create, review, stage, approve and deliver enterprise content

Digital asset management for storing and retrieving rich media—text, graphics, photos, video and audio

High-volume imaging to capture, store, access and deliver images in any format and to integrate them with workflow applications

Enterprise report management facilities that distribute reports from enterprise resource planning (ERP), customer relationship management (CRM) and other enterprise applications to users around the globe, each with different requirements and access authorizations

Content integration via a single integrated repository or by direct access to multiple disparate repositories

Web site management that puts the creation and maintenance of Web sites in the hands of business users to reduce the burden on IT and to speed the availability of information

Check image archive offers a complete repository-based system for managing and delivering check images and associated documents

Integration Success at KeyCorp

KeyCorp, an $84 billion bank-based financial services company, wanted to improve competitive positioning by making customer service more convenient. ViewDirect TCM helped them achieve that objective while also reducing costs, streamlining operational processes, and generating new business opportunities and products.

KeyCorp's integrated system leverages the Internet by providing secure access to monthly content amounting to 80 million checks, 36 million statements and 175 million report pages. KeyCorp has realized savings of more than $12 million a year by reducing mailed customer documents, eliminating microfiche, and processing check images through the clearing system in place of physical checks—offering dramatic proof of the value of content integration.



Integrating content across the enterprise

As a result of mergers and acquisitions, departmental solutions, and homegrown applications, most enterprises today have information that is scattered, difficult to retrieve, inconsistent, and incomplete. Companies now realize that they must manage content as a strategic asset and develop an integrated infrastructure that consolidates repositories.

Mobius delivers unparalleled flexibility for content integration. The market-leading ViewDirect TCM repository supports content in any format, from any source and scales from the desktop to the enterprise. And ViewDirect Total Content Integrator provides a single point of access to multiple, disparate repositories, applications, databases and computing platforms.

ViewDirect Total Content Integrator makes information easily and universally accessible. Out-of-the-box connectors understand the structure of the content source. An intelligent dictionary mapping service resolves the relationship between data in disparate repositories. Web services support distributed searching, retrieval and presentment.

Content integration delivers powerful competitive advantages. Reduced time to market. Lower total cost of ownership. Elimination of conversion costs. Improved productivity. Leveraged content management investments.

Managing exploding regulatory and legal requirements

The aftermath of markets rocked by scandal has executives scrambling to figure out how to manage information according to a whole new set of requirements. Documents, records, e-mail, financial reports...all are subject to new levels of scrutiny and accountability and new standards for creation, handling and retention.

In this challenging landscape, ViewDirect TCM offers many ways to minimize corporate risk.

Automating controls: The need for more rigorous control of financial reporting, a Sarbanes-Oxley requirement, makes dependence on spreadsheets riskier than ever. ViewDirect-ABS easily and cost-effectively automates the collection, verification, audit, balancing and reconciliation of financial information across all applications and platforms to reduce the risk of errors and leverage investments in financial systems.

E-mail management: The explosive growth of e-mail—now the primary means of business communication—dictates the need for e-mail classification, archiving and retention policies. ViewDirect E-mail Management creates an organized, managed e-mail environment that facilitates compliance, reduces the costs of legal discovery and improves the performance of e-mail systems.

Records management: The regulatory and legal landscape has made the lack of formal records management policies in many organizations glaringly apparent. ViewDirect Records Management is a complete solution for managing records from e-mail capture and the authoring of documents, to their processing, archiving, access and disposition. Integration with the ViewDirect TCM repository and simultaneous support for multiple records repositories, including Microsoft SharePoint® Portal Server, leverage a company's investments in its technology infrastructures.


REGULATION Nº. 55

Tarrant County – Streamlined Records Management

Tarrant County, Texas, is one of the fastest growing urban counties in the U.S. Growing pains led them to search for an architectural framework that would integrate and streamline records management and other mission-critical applications for thousands of employees in 40 departments. The ViewDirect TCM solution touches almost every aspect of daily life in Tarrant County government—public health, law enforcement, human resources, the medical examiner's office, and more.

The four-year phased implementation of ViewDirect TCM has paid off. Dramatic improvements in departmental productivity and constituent service have saved the County over $3 million. More important, because ViewDirect TCM is highly scalable and platform- and media-independent, the solution is one that will meet future needs as the County continues to grow.

Brose—Archiving Without Limits

According to Brose Fahrzeugteile GmbH, a leading German supplier of automotive components and systems, "just-in-time" manufacturing has evolved. Today, it is a "just-in-sequence" initiative that has parts arriving exactly when needed during the assembly-line process. With only hours to fulfill orders, Brose needed information available more quickly than was possible with multiple, diverse content repositories.

Now, 2,200 users worldwide have access to a consolidated ViewDirect TCM archive of all SAP R/3 data. Seamless integration between ViewDirect TCM and SAP R/3 has optimized work processes and improved customer service by enabling query resolution on a single call. Swift, online access to global company information gives new meaning to "just-in-time."





Automating business processes to streamline operations

To satisfy the evolving industry-specific needs of our customers worldwide, Mobius continues to develop solutions that address specific business issues. These solutions leverage the value that ViewDirect TCM delivers, reinforcing our winning strategy for total content management.

Often focused within a particular industry—banking, insurance, or manufacturing, for example—these solutions address operations that are often time consuming, paper intensive and require significant manual effort. By integrating content, data and applications, they automate the internal and external processes that connect employees, customers, partners and suppliers.

Whether these applications automate the processing of policies, loans, deposits, check images, e-statements and payments or Web-enable content for agent or supplier extranets, the benefits are similar: eliminating paper, mailing and data entry; automating decision making; streamlining business-critical operations; and enhancing customer service and partner relationships.

ViewDirect TCM solutions power and accelerate business information —into the hands of those who need it.


Looking ahead

Mobius solutions have achieved industry-wide recognition for their breadth of functionality, breadth of supported formats, and support for high-volume, high-performance requirements in distributed environments that range from the desktop to the enterprise.

Our products are used by leading organizations worldwide, including more than 60 of the Fortune 100. Implementations range from departmental applications to enterprise-wide use by tens of thousands of employees, customers and business partners around the globe.

Our growth has fueled our ability to expand and enhance the ViewDirect TCM suite of solutions. With a clear vision for the future, the resources to execute successfully, and the compelling value we offer our customers, Mobius looks confidently to the future.





"Going forward, we will continue to execute based on the winning formula that has proven successful for us in fiscal 2003 and 2004—to focus on products, people and productivity."

Mitchell Gross

Board of Directors and Executive Officers

Board of Directors

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President
Mobius Management Systems, Inc.

Joseph J. Albracht
Co-founder
Mobius Management Systems, Inc.

Gary G. Greenfield
President and Chief Executive Officer
Global eXchange Services

Patrick W. Gross
Chairman
The Lovell Group

Kenneth P. Kopelman
Partner
Kramer Levin Naftalis &
Frankel LLP

Robert H. Levitan
Co-founder and CEO
Pando Networks, Inc.

Arthur J. Marks
General Partner
Valhalla Partners

Executive Officers

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President

Raymond F. Kunzmann
Senior Vice President, Finance
and Chief Financial Officer

Joseph G. Tinnerello
Senior Vice President,
Sales and Marketing

Michael J. Festa
Vice President, Sales
(The Americas)

David J. Gordon
Vice President, Finance and Treasurer

Karry D. Kleeman
Vice President, Sales
(Europe, Middle East and Africa)

Robert H. Lawrence
Vice President, Product Engineering

Table of Contents

Financial Information

	Years Ended June 30,				
	2000	2001	2002	2003	**2004**
Consolidated Statement of Operations Data (in thousands, except per share data):					
Revenues:					
Software license	$31,018	$39,321	$28,026	$38,353	**$42,858**
Maintenance	27,785	33,174	34,776	38,448	**40,151**
Professional service and other	1,402	1,717	5,111	5,855	**5,079**
Total revenues	60,205	74,212	67,913	82,656	**88,088**
Cost of revenues:					
Software license	946	1,219	1,128	1,146	**1,115**
Maintenance	5,399	5,331	5,919	6,631	**7,048**
Professional service and other	671	817	5,035	5,934	**5,506**
Total cost of revenues	7,016	7,367	12,082	13,711	**13,669**
Gross profit	53,189	66,845	55,831	68,945	**74,419**
Operating expenses (1):					
Sales and marketing	44,289	44,886	38,151	34,776	**35,090**
Research and development	14,823	16,267	15,741	18,025	**20,797**
General and administrative	12,086	10,460	10,380	10,838	**11,397**
Acquired in-process research and development	—	—	—	910	**956**
Facilities restructuring	—	—	1,394	194	**—**
Total operating expenses	71,198	71,613	65,666	64,743	**68,240**
Income (loss) from operations	(18,009)	(4,768)	(9,835)	4,202	**6,179**
Interest income, net	2,872	2,680	1,659	1,514	**1,840**
Other income (expense)	44	211	143	220	**(90)**
Investment impairments	(2,220)	(718)	—	—	**—**
Income (loss) before income taxes	(17,313)	(2,595)	(8,033)	5,936	**7,929**
Provision for (benefit from) income taxes	(5,417)	(605)	(2,812)	1,860	**3,127**
Net income (loss)	$(11,896)	$(1,990)	$(5,221)	$4,076	**$4,802**
Basic earnings (loss) per share (2)	$(0.66)	$(0.11)	$(0.30)	$0.23	**$0.27**
Basic weighted average shares outstanding (2)	17,988	18,225	17,459	17,363	**17,964**
Diluted earnings (loss) per share (2)	$(0.66)	$(0.11)	$(0.30)	$0.23	**$0.24**
Diluted weighted average shares outstanding (2)	17,988	18,225	17,459	18,089	**19,937**
Consolidated Balance Sheet Data (in thousands):					
Total assets	$78,393	$75,515	$71,392	$81,818	**$95,576**
Total long-term obligations	3,698	1,398	1,406	5,560	**4,943**
Stockholders' equity	40,591	38,470	31,120	36,357	**45,139**

(1) Included within sales and marketing, research and development and general and administrative expense is stock compensation expense associated with the granting of stock options to employees immediately prior to the Company's IPO for the years ended June 30, 2000, 2001, 2002 and 2003 aggregating $537, $277, $125 and $43, respectively. There was no such expense during fiscal 2004 since the entire expense was recognized prior to July 1, 2003.

(2) For a description of the basic and diluted earnings per share ("EPS") calculations and the basic and diluted weighted average shares outstanding, see Notes 2 and 3 of Notes to Consolidated Financial Statements.

In this section, readers are given a more detailed assessment of the Company's operating results and changes in financial position over the periods discussed. This section should be read in conjunction with the Company's Consolidated Financial Statements and related Notes. Please note that references in this section to "this year" and "last year" refer to the Company's fiscal years ended June 30, 2004 and June 30, 2003, respectively.

Executive Overview

Mobius is a leading provider of integrated solutions for total content management (TCM). For over two decades, Mobius has delivered innovative software that captures, stores, manages and delivers business- and operations mission-critical documents, reports, images and transactions in multiple formats from multiple sources. Mobius solutions have achieved industry-wide recognition for their breadth of functionality, breadth of supported information formats and the ability to meet high-volume, high-performance requirements in distributed environments that range from the desktop to the mainframe.

The Company's ViewDirect® TCM is a comprehensive suite of solutions that meet a broad and diverse range of enterprise requirements for managing and delivering content. ViewDirect TCM supports both "human-created" content — generated by desktop applications — and the "application-created" content — generated by production computer systems — that is needed to fuel next-generation Web-based applications. ViewDirect TCM includes facilities for integrated access to disparate content as well as products that support content-intensive applications including Web site, digital asset and document management; business process management; imaging; Internet presentment and payment; records management; enterprise report distribution; check image archive; and an audit and balancing facility that monitors the accuracy and consistency of enterprise data.

During the fourth quarter of fiscal 2004, the Company acquired the technology and certain other assets of eManage Inc. ("eManage"), a privately held company that develops software solutions for e-mail archiving, records management and lifecycle management. The eManage software suite includes a complete records management facility for Microsoft's SharePoint Portal Server. It extends full records management functionality, including lifecycle management and records security, to the collaborative SharePoint document management environment. For a further discussion of the acquisition of the technology and certain other assets of eManage, see the section entitled, "Liquidity and Capital Resources" below. The Company continues to evaluate potential acquisition candidates whose products, technology and expertise or market share would enhance Mobius's strategic market position.

The Company's total revenues increased from $67.9 million in fiscal 2002 to $82.7 million in fiscal 2003 to $88.1 million in fiscal 2004. Operating loss in fiscal 2002 was $9.8 million, or (14.5)% of revenues, as compared with operating income of $4.2 million, or 5.1% of revenues, in fiscal 2003 and $6.2 million, or 7.0% of revenues, in fiscal 2004. Excluding the charges for acquired in-process research and development of $910,000 in fiscal 2003 and $956,000 this year, operating income was $5.1 million, or 6.2% of revenues, in fiscal 2003 and $7.1 million, or 8.1% of revenues, in fiscal 2004. Net loss in fiscal 2002 was $5.2 million, or ($0.30) per share, as compared with net income of $4.1 million, or $0.23 per diluted share, in fiscal 2003 and $4.8 million, or $0.24 per diluted share, in fiscal 2004.

Mobius derives its revenues from product licenses, related annual maintenance and professional services and other. This year, 48.6% of total revenues were generated from software licenses, 45.6% were generated from maintenance and 5.8% were generated from professional services and other. Software license revenues increased from $28.0 million in fiscal 2002 to $38.4 million last year to $42.9 million this year, due to increased licensing of Mobius products primarily by existing customers and, to a lesser extent, by new customers of the Company. During the latter part of fiscal 2003, Mobius began to market licenses of ViewDirect TCM products under the term "Solution Packs." Solution Packs combine server and client products designed to address specific customer applications and requirements. License terms on Solution Packs are generally five years, compared to the 15 year terms most commonly offered by the Company in prior periods. The Company offers extended payment terms to our customers, which we believe enhances the Company's competitive position. However, there are no assurances that the offering of Solution Packs or extended payment terms will continue to have positive results. Mobius continues to monitor the level of sales that include extended payment terms to manage the use of cash associated with these sales. Additionally, the Company recently entered into an arrangement to sell long-term installments receivable to General Electric Capital Corporation, which provides enhanced flexibility in offering financing alternatives to our customers and to manage our cash flows.

Maintenance revenues increased from $34.8 million in fiscal 2002 to $38.4 million last year to $40.2 million this year due primarily to the growth in the amount of licensed software covered by maintenance agreements and increases in the maintenance fees charged by the Company, partially offset by a decrease in the rate of maintenance charged on Solution Packs. Maintenance revenue consists primarily of fees for customer support services and enhancements provided by the Company for its products. During the latter part of fiscal 2003, Mobius began to market licenses of ViewDirect TCM products under the term Solution Packs. Historically, Mobius has charged primarily 15% of contract value for server product annual maintenance and between 5% and 15% of contract value for client product annual maintenance, with a significant portion of the maintenance contracts covering server products. Beginning in the latter part of fiscal 2003, annual maintenance for new 15 year licenses for server and client products is generally based on 15% of the contract value. Annual maintenance for Solution Packs, which comprised a significant portion of license revenues in fiscal 2004, is generally based on 10% of contract value. If Solution Packs continue to comprise a significant portion of the Company's revenues and its customer base remains the same, maintenance revenues could potentially decrease.

Professional service and other revenue increased from $5.1 million in fiscal 2002 to $5.9 million last year and decreased to $5.1 million this year. The Company's professional services group offers installation and conversion services and, to a lesser extent, business consulting and training to our customers. A large percentage of the Mobius suite of products are generally not difficult to install and do not require significant installation services. As such, while this line of our business provides a valuable service to our customers, revenues from professional services are not a significant percentage of overall revenue. The decrease in revenues during fiscal 2004 reflects fewer large professional service engagements.

International revenues increased this year to $18.4 million from $12.0 million last year. International revenues were $10.4 million in fiscal 2002. Approximately 15% of the increase in international revenues this year was a result of the change in the exchange rates from last year. The majority of Mobius's current international revenues are derived from the direct sales force of its wholly-owned subsidiaries. These subsidiaries also derive revenue in certain geographies through third-party agents. The Company's subsidiaries conduct business in the currency of the country in which they operate, exposing Mobius to currency fluctuations and currency transaction losses or gains, which are outside of Mobius's control.

The Company believes that the content management markets in which we operate will experience growth in the near term and that our recent product introductions and the e-mail archiving and records management technology acquired will provide additional opportunities for growth. However, market factors are driving customers to cautiously spend on enterprise software which can result in unpredictability in the timing of orders. Additionally, the sales cycle is long and involves complexity as customers consider a number of factors before committing to purchase enterprise software. Factors considered by customers include product benefits, cost and time of implementation, return on investment, ability to operate with existing and future computer systems and the ability to accommodate increased transaction volume and product reliability. The Company has also noticed a trend whereby there are delays in customers' approval processes due to protracted contractual negotiations. The Company is attempting to alleviate the impact of this trend by simplifying some of its contract and financial terms. However, there are no assurances that the growth in the overall content management market or the success of our newer products, such as WorkflowDirect®, ViewDirect E-mail Management, ViewDirect Contenuity®, ViewDirect® Total Content Integrator and ViewDirect-ABS, as well as acquired technology, will develop as anticipated.

The Company also believes that customers are focusing on purchasing solutions for particular applications that have well defined rates of return, as well as on simplifying their environments to gain access to disparate repositories and content throughout their organization quickly and easily. To address these purchasing patterns, Mobius began to market licenses of ViewDirect TCM products under the term "Solution Packs" (as discussed above) during the latter part of fiscal 2003. For fiscal 2004, license revenues from Solution Packs represented almost 60% of total license revenues. The Company anticipates continuing to actively market Solution Packs during fiscal 2005.

Critical Accounting Policies and Estimates

Mobius's discussion and analysis of its financial condition and results of operations are based upon Mobius's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis. Actual results could differ from those estimates.

Management believes that its significant judgments and estimates used in the preparation of Mobius's consolidated financial statements are influenced by the following critical accounting policies:

Revenue Recognition

The Company recognizes license and maintenance revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." The Company generates license revenues from licensing the rights to use its software products to its customers. The Company also generates maintenance revenues from renewable support and software enhancements and professional service revenues from consulting activities performed for license customers. Revenue from software license contracts includes fees related to licenses with terms generally of 3, 5 or 15 years.

Revenues from software license agreements are recognized upon delivery of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company allocates revenue on software arrangements involving multiple elements to each element based on vendor-specific objective evidence of the fair value allocable to each element. Historically, Mobius's contracts included a software license and an obligation to provide maintenance. Assuming all other revenue recognition criteria were met, revenue was recognized upon delivery using the residual method in accordance with SOP 98-9, where the fair value of the undelivered elements was deferred and the remaining portion of the arrangement fee was recognized as revenue. Accordingly, when the Company entered into a contract that included both a software license and an obligation to provide maintenance, the maintenance revenue was unbundled from the initial license fee and recognized ratably over the maintenance period, starting from the inception of the software license agreement. The Company determined the portion of the contract price attributable to maintenance (which may not necessarily track the allocation between license and maintenance fees set out in the contract) using a percentage derived from Mobius's pricing structure. The unbundled portion of such maintenance revenue was classified as deferred revenue, with amounts extending beyond one year reported as non-current deferred revenue. If evidence of the fair value for undelivered elements did not exist, all revenue from the arrangement was deferred until such evidence exists or until all elements are delivered. Beginning in the third quarter of fiscal 2004, the vast majority of the Company's software license revenue contracts provide for optional maintenance in the first year, billed separately from the software license arrangement. Accordingly, license revenue is recognized upon delivery of the software under the provisions of SOP 97-2 and SOP 98-9. Maintenance revenue is recognized ratably over the maintenance period.

The Company offers installment contracts to its customers, which provide for payments in installments, generally over periods ranging from 3 to 5 years. Under such contracts, software license revenue reflects the present value of future payments under non-cancelable license arrangements. The Company has an established business practice of offering installment contracts to customers and has a history of successfully enforcing original payment terms on these contracts without making concessions. In addition, the payment obligations are unrelated to product implementation or any other post-transaction activity; therefore, revenues from installment contracts are generally recognized in the same manner as those requiring current payment. In the case of installment contracts, software license revenue includes the present value of future payments. The discount is recognized as interest income over the term of the arrangement. The Company recently entered into an arrangement to sell long-term installments receivable to General Electric Capital Corporation, which provides enhanced flexibility in offering financing alternatives to our customers and to manage our cash flows.

Maintenance revenue is generally recognized ratably over the term of the support, typically 12 months. The unearned portion of maintenance revenue is classified as deferred revenue.

Professional service revenue is generally recognized using the percentage of completion method of accounting. In accordance with this method, revenue from professional service contracts is recognized based on the percentage of costs incurred to date to the total estimated costs of the project. The financial reporting for these contracts depends on estimates, which are regularly assessed and subject to revision as the contract progresses to completion. When the current estimate of total contract costs indicates that a contract will result in a loss, a provision for the full loss is recognized. Professional service revenue associated with new products is generally deferred until completion of the project and acceptance by the customer.

Software Development Costs

Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

The Company determines technological feasibility based on the working model method. The period between establishment of a working model and the general availability of Mobius's software has historically been short and, accordingly, software development costs qualifying for capitalization have been insignificant. As a result, the Company has expensed all software development costs.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and tax credit carryforwards if it is more likely than not that the tax benefits will be realized. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

Results of Operations

The following table sets forth certain items from the Company's Consolidated Statement of Operations as a percentage of total revenues for the fiscal years indicated:

	Years Ended June 30,		
	2002	2003	**2004**
Revenues:			
Software license	41.3%	46.4%	**48.6%**
Maintenance	51.2	46.5	**45.6**
Professional service and other	7.5	7.1	**5.8**
Total revenues	100.0	100.0	**100.0**
Cost of revenues:			
Software license	1.7	1.4	**1.3**
Maintenance	8.7	8.0	**8.0**
Professional service and other	7.4	7.2	**6.2**
Total cost of revenues	17.8	16.6	**15.5**
Gross profit	82.2	83.4	**84.5**
Operating expenses:			
Sales and marketing	56.2	42.1	**39.8**
Research and development	23.2	21.8	**23.6**
General and administrative	15.3	13.1	**13.0**
Acquired in-process research and development	—	1.1	**1.1**
Facilities restructuring	2.0	0.2	**—**
Total operating expenses	96.7	78.3	**77.5**
Income (loss) from operations	(14.5)	5.1	**7.0**
Interest income, net	2.5	1.8	**2.1**
Other income (expense)	0.2	0.2	**(0.1)**
Income (loss) before income taxes	(11.8)	7.1	**9.0**
Provision for (benefit from) income taxes	(4.1)	2.2	**3.5**
Net income (loss)	(7.7)%	4.9%	**5.5%**

Year Ended June 30, 2002 Compared to Year Ended June 30, 2003 Compared to Year Ended June 30, 2004

Revenues

Total revenues increased 21.7% from $67.9 million in fiscal 2002 to $82.7 million in fiscal 2003 and increased 6.6% to $88.1 million in fiscal 2004. Domestic revenues increased 23.0% from $57.5 million in fiscal 2002 to $70.7 million in fiscal 2003 and decreased 1.5% to $69.7 million in fiscal 2004. International revenues increased 14.6% from $10.4 million in fiscal 2002 to $12.0 million in fiscal 2003 and increased 54.0% to $18.4 million in fiscal 2004. Approximately 15% of the increase in international revenues this year was a result of the change in the exchange rates from last year, while most of the increase in fiscal 2003 was due to the effect of the change in the exchange rates from fiscal 2002. We believe that the increase in international revenues in fiscal 2004 reflects the changes made in senior management and the continued investments in the international area. The following provides a discussion of the changes in software license revenues, maintenance revenues and professional service and other revenues for the fiscal years ended June 30, 2002, 2003 and 2004.

Software license revenues increased 36.8% from $28.0 million in fiscal 2002 to $38.4 million in fiscal 2003 and increased 11.7% to $42.9 million in fiscal 2004. License revenues increased in fiscal 2003 and 2004 primarily due to increased licensing of Mobius products by existing customers and, to a lesser extent, by new customers of the Company. Additionally, during fiscal 2004, license revenue increased due to a nominal improvement in the overall economy and the success of the Company's Solution Packs. During the latter part of fiscal 2003, Mobius began to market licenses of ViewDirect TCM products under the term "Solution Packs." Solution Packs combine server and client products designed to address specific customer applications and requirements with, generally, license terms of five years. Software license revenues from Solution Packs represented almost 60% of total license revenues.

Maintenance revenues increased 10.6% from $34.8 million in fiscal 2002 to $38.4 million in fiscal 2003 and increased 4.4% to $40.2 million in fiscal 2004. The increases in maintenance revenues during these years were primarily attributable to the growth in the amount of licensed software covered by maintenance agreements and increases in the maintenance fees charged by the Company, offset by a decrease in the rate of maintenance charged on Solution Packs. Historically, Mobius has charged primarily 15% of contract value for server product annual maintenance and between 5% and 15% of contract value for client product annual maintenance, with a significant portion of the maintenance contracts covering server products. Beginning in the latter part of fiscal 2003, annual maintenance for new 15-year licenses for server and client products is generally based on 15% of the contract value. Annual maintenance for Solution Packs, which comprised a significant portion of license revenues in fiscal 2004, is generally based on 10% of contract value. If Solution Packs continue to comprise a significant portion of the Company's revenues and its customer base remains the same, maintenance revenues could potentially decrease.

Professional service and other revenues increased 14.6% from $5.1 million in fiscal 2002 to $5.9 million in fiscal 2003 and decreased 13.3% to $5.1 million in fiscal 2004. Professional service revenues increased during fiscal 2003 as a result of Mobius dedicating more resources to the development of the Company's professional service business and Mobius entering into more professional service arrangements. Professional service revenues for fiscal 2004 included approximately $500,000 relating to services associated with new products that we had deferred revenue recognition pending acceptance by the customer. Excluding this amount, professional service revenues decreased almost 22% in fiscal 2004. The decrease in revenues during fiscal 2004 reflects fewer large professional service engagements. Other revenues for all years were not significant.

Cost of Revenues

Cost of software license revenues consists primarily of the cost of royalties and sublicense fees. The cost of software license revenues were $1.1 million in fiscal 2002, $1.2 million in fiscal 2003 and $1.1 million in fiscal 2004, representing 4.0%, 3.0% and 2.6%, respectively, of software license revenues in those years. The cost of software license revenues is a variable expense related to software license revenues that are subject to third-party royalties and sub-license fees. The slight decrease this year is due primarily to a decrease in license revenues for products relating to which Mobius pays royalties. In fiscal 2003, the slight increase was primarily attributable to higher royalties related to increased software license revenues that were subject to third-party royalties. Additionally, fiscal 2003 included a benefit from negotiating more favorable terms with respect to a royalty agreement.

Cost of maintenance revenues consists primarily of personnel costs related to our Customer Support group, and to a lesser extent, royalties on third-party products. The cost of maintenance revenues increased 12.0% from $5.9 million in fiscal 2002 to $6.6 million in fiscal 2003 and increased 6.3% to $7.0 million in fiscal 2004, representing 17.0%, 17.2% and 17.6%, respectively, of maintenance revenues in those years. In fiscal 2003, the increase in cost of maintenance revenues is primarily attributable to increased staffing and personnel-related costs, partially offset by negotiating more favorable terms during fiscal 2003 with respect to a royalty agreement. In fiscal 2004, the increase in cost of maintenance revenues is primarily attributable to increased staffing and personnel-related costs. This increase was partially offset by the increased utilization of Customer Satisfaction personnel in research and development projects and the classification of the related costs as research and development expense.

Cost of professional service and other revenues consists primarily of personnel and subcontractor costs associated with providing professional services. The cost of professional service and other revenues increased 17.9% from $5.0 million in fiscal 2002 to $5.9 million in fiscal 2003 and decreased 7.2% to $5.5 million in fiscal 2004, representing 98.5%, 101.3% and 108.4% respectively, of professional service and other revenues in those years. In fiscal 2003, the cost of professional service and other revenues increased as the result of Mobius entering into more subcontractor arrangements. The cost of professional service for fiscal 2004 included approximately $500,000 of costs relating to services associated with new products that we had deferred pending acceptance by the customer. Excluding this amount, the cost of professional service decreased 15%, primarily due to a decrease in third-party vendor costs. The cost of professional service revenue as a percentage of professional service and other revenues has increased due to lower margins on the implementation of newer software.

Operating Expenses

Sales and marketing expenses consist primarily of the cost of personnel associated with the selling and marketing of Mobius's products, including salaries, incentive compensation costs, travel and entertainment costs and bad debt expense. Sales and marketing costs also include the cost of branch sales offices, marketing, promotional materials and advertising. These expenses decreased 8.8% from $38.2 million in fiscal 2002 to $34.8 million in fiscal 2003 and increased 0.9% to $35.1 million for fiscal 2004, representing 56.2%, 42.1% and 39.8%, respectively, of total revenues in those years. In fiscal 2003, the decrease is primarily attributable to lower personnel costs (reflecting lower headcount), lower rent and depreciation costs and lower professional fees, partially offset by increased incentive compensation costs as a result of increased license revenues, and an increase in bad debt expense. In fiscal 2004, sales and marketing expenses increased slightly due to higher personnel costs (reflecting increased headcount), offset by lower depreciation costs, bad debt expense and savings due to modifications in the Company's incentive compensation plan.

Research and development expenses consist primarily of personnel costs attributable to the development of new software products and the enhancement of existing products. The Company employs developers in Rye, NY; Orlando, FL; and Ottawa, Canada, and utilizes subcontractors in India and the Ukraine. Research and development expenses increased 14.5% from $15.7 million in fiscal 2002 to $18.0 million in fiscal 2003 and increased 15.4% to $20.8 million for fiscal 2004, representing 23.2%, 21.8% and 23.6%, respectively, of total revenues in those years. The increase in fiscal 2003 is primarily attributable to increased personnel costs arising from the acquisition of the Contenuity Software and certain other assets of Cytura Corp. ("Cytura") and increased subcontractor fees. For a further discussion of the acquisition of the Contenuity Software and certain other assets of Cytura, see the section entitled, "Liquidity and Capital Resources" below. The increase in fiscal 2004 is primarily attributable to higher headcount and related costs associated with continued development of products, additional quality control resources and personnel added with the acquisition of the Contenuity Software.

General and administrative expenses consist primarily of personnel costs related to management, accounting, human resources, information technology services, administration and associated overhead costs, as well as fees for professional services, primarily legal and accounting. General and administrative expenses increased 4.4% from $10.4 million in fiscal 2002 to $10.8 million in fiscal 2003 and increased 5.2% to $11.4 million in fiscal 2004, representing 15.3%, 13.1% and 13.0%, respectively, of total revenues in those years. The increase in fiscal 2003 and 2004 is primarily attributable to higher personnel costs and professional fees (primarily due to Sarbanes-Oxley Act of 2002 requirements), offset by lower depreciation.

Acquired in-process research and development expenses relate to the acquisition of the Contenuity Software and certain other assets of Cytura and the technology and certain other assets of eManage. A portion of the purchase price in each acquisition was allocated to acquired in-process research and technology. Since the technological feasibility of the research and development projects had not yet been achieved and Mobius believed such projects had no alternative future use, the acquired in-process research and development was expensed in the year of acquisition. As a result, the Company recorded a charge of $910,000 in fiscal 2003 relating to the Cytura asset acquisition and $956,000 in fiscal 2004 relating to the eManage asset acquisition. Valuations prepared using the discounted net cash flow method were utilized to value the acquired in-process research and development expenses for both acquisitions.

Facilities restructuring expenses consist of accruals for losses on the Company's leases for two of its sales offices. In connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a facilities restructuring charge of $1.4 million in fiscal 2002. The charge reflected estimated future lease obligations, net of estimated sublease income, for office space the Company will no longer utilize. The Company worked with an external real estate consultant to determine the best estimate for the accrual. During fiscal 2003, the Company entered into an agreement with the landlord and the over-tenant which released Mobius from all of its ongoing obligations under the original terms of the lease effective as of February 15, 2003. Accordingly, the Company recorded additional expenses of $78,000 associated with this new agreement.

In connection with the second sales office, the Company recorded a facilities restructuring charge of $116,000 in fiscal 2003 representing the estimated future lease obligations for office space that the Company was subleasing to a third party. The third party abandoned the space during fiscal 2003 and the Company believed that it was highly unlikely that it would be able to sublease this space for the remainder of the lease term.

As of June 30, 2004, the Company had $6,000 remaining in the facilities restructuring accrual, which will be paid in future periods in accordance with the plan provisions.

Interest income and other income (expense)

Interest income, net of interest expense, was $1.7 million, $1.5 million and $1.8 million in fiscal 2002, 2003, and 2004, respectively. The increase in interest income this year is primarily attributable to increased installments receivable balances, partially offset by lower returns on investment and lower cash balances. Other income (expense) is comprised of gain on investments and foreign currency transactions. Gain on investments of $148,000 and $113,000 during the fiscal years 2002 and 2003, respectively, was the result of the sale of Mobius's investment in Intelidata stock. Foreign currency losses were $5,000 in fiscal 2002 and $90,000 in fiscal 2004, compared with gains of $107,000 in fiscal 2003.

Provision for (benefit from) income taxes

The tax benefit from income taxes was $2.8 million (effective tax rate of (35.0)%) in fiscal 2002, compared to a tax provision of $1.9 million (effective tax rate of 31.3%) in fiscal 2003 and $3.1 million in fiscal 2004 (effective tax rate of 39.4%). The tax provision for fiscal 2003 includes a tax benefit of $700,000 resulting from the resolution of certain tax matters. Excluding the $700,000 tax benefit, the effective tax rate was 43.1% for the fiscal year 2003. The higher effective tax rate for fiscal 2003, excluding the $700,000 tax benefit, as compared with fiscal 2002, reflects the inability to benefit from losses of certain foreign subsidiaries and foreign taxes paid in certain jurisdictions for which no U.S. foreign tax credit was available. The lower effective tax rate this year as compared with last year (exclusive of the $700,000 tax benefit) was primarily due to a decrease in losses of certain foreign subsidiaries for which no tax benefit could be recognized.

Selected Quarterly Operating Results

The following table presents certain unaudited consolidated statement of operations data for the eight fiscal quarters in the two-year period ended June 30, 2004. In management's opinion, this unaudited information has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Annual Report and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the audited Consolidated Financial Statements and Notes thereto included elsewhere herein. The results of operations for any quarter are not necessarily indicative of results for any future period.

	Quarters Ended							
	Sept.30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	**Sept.30, 2003**	**Dec. 31, 2003**	**Mar. 31, 2004**	**Jun. 30, 2004**
Revenues:								
Software license revenues	$ 7,756	$10,168	$ 9,443	$10,986	**$12,501**	**$11,503**	**$ 6,410**	**$12,444**
Maintenance	9,190	9,461	9,890	9,907	**10,002**	**10,044**	**10,024**	**10,081**
Professional services and other	1,968	1,701	1,204	982	**908**	**1,749**	**1,397**	**1,025**
Total revenues	18,914	21,330	20,537	21,875	**23,411**	**23,296**	**17,831**	**23,550**
Cost of revenues:								
Software license revenues	88	334	431	293	**335**	**389**	**148**	**243**
Maintenance	1,482	1,515	1,775	1,859	**1,694**	**1,562**	**1,730**	**2,062**
Professional service and other	1,985	1,595	1,184	1,170	**1,062**	**1,894**	**1,580**	**970**
Total cost of revenues	3,555	3,444	3,390	3,322	**3,091**	**3,845**	**3,458**	**3,275**
Gross profit	15,359	17,886	17,147	18,553	**20,320**	**19,451**	**14,373**	**20,275**
Operating expenses (1):								
Sales and marketing	8,573	8,820	8,954	8,429	**9,433**	**8,880**	**8,201**	**8,576**
Research and development	4,067	4,470	4,795	4,693	**5,003**	**4,927**	**5,379**	**5,488**
General and administrative	2,430	2,665	2,772	2,971	**2,810**	**2,904**	**2,763**	**2,920**
Acquired in-process research and development	—	910	—	—	**—**	**—**	**—**	**956**
Facilities restructuring	—	194	—	—	**—**	**—**	**—**	**—**
Total operating expenses	15,070	17,059	16,521	16,093	**17,246**	**16,711**	**16,343**	**17,940**
Income (loss) from operations	289	827	626	2,460	**3,074**	**2,740**	**(1,970)**	**2,335**
Interest income, net	323	391	422	378	**439**	**461**	**465**	**475**
Other income (expense)	126	(16)	112	(2)	**(14)**	**(7)**	**(62)**	**(7)**
Income (loss) before income taxes	738	1,202	1,160	2,836	**3,499**	**3,194**	**(1,567)**	**2,803**
Provision for (benefit from) income taxes	354	480	(166)	1,192	**1,463**	**1,146**	**(471)**	**989**
Net income (loss)	$384	$722	$1,326	$1,644	**$ 2,036**	**$2,048**	**$(1,096)**	**$1,814**
Basic earnings (loss) per share	$0.02	$0.04	$0.08	$0.09	**$0.12**	**$0.11**	**$(0.06)**	**$ 0.10**
Diluted earnings (loss) per share	$0.02	$0.04	$0.07	$0.09	**$0.10**	**$0.10**	**$(0.06)**	**$0.09**

(1) Included within sales and marketing, research and development and general and administrative expense is stock compensation expense associated with the granting of stock options to employees immediately prior to the Company's IPO. Such stock compensation expense for the four quarters ended June 30, 2003 was $18,000, $18,000, $7,000 and $0, respectively. There was no such expense during fiscal 2004 since the entire adjustment was recognized prior to July 1, 2003.

	Quarters Ended							
	Sept.30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	**Sept.30, 2003**	**Dec. 31, 2003**	**Mar. 31, 2004**	**Jun. 30, 2004**
As a Percentage of Total Revenues								
Revenues:								
Software license revenues	41.0%	47.7%	46.0%	50.2%	**53.4%**	**49.4%**	**36.0%**	**52.8%**
Maintenance	48.6	44.3	48.1	45.3	**42.7**	**43.1**	**56.2**	**42.8**
Professional service and other	10.4	8.0	5.9	4.5	**3.9**	**7.5**	**7.8**	**4.4**
Total revenues	100.0	100.0	100.0	100.0	**100.0**	**100.0**	**100.0**	**100.0**
Cost of revenues:								
Software license revenues	0.5	1.5	2.1	1.3	**1.4**	**1.7**	**0.8**	**1.0**
Maintenance	7.8	7.1	8.6	8.5	**7.2**	**6.7**	**9.7**	**8.8**
Professional service and other	10.5	7.5	5.8	5.4	**4.6**	**8.1**	**8.9**	**4.1**
Total cost of revenues	18.8	16.1	16.5	15.2	**13.2**	**16.5**	**19.4**	**13.9**
Gross profit	81.2	83.9	83.5	84.8	**86.8**	**83.5**	**80.6**	**86.1**
Operating expenses (1):								
Sales and marketing	45.3	41.3	43.6	38.5	40.3	38.1	46.0	36.4
Research and development	21.5	21.0	23.3	21.5	21.4	21.1	30.2	23.3
General and administrative	12.9	12.5	13.5	13.6	12.0	12.5	15.5	12.4
Acquired in-process research and development	—	4.3	—	—	—	—	—	4.1
Facilities restructuring	—	0.9	—	—	—	—	—	—
Total operating expenses	79.7	80.0	80.4	73.6	**73.7**	**71.7**	**91.7**	**76.2**
Income (loss) from operations	1.5	3.9	3.1	11.2	**13.1**	**11.8**	**(11.1)**	**9.9**
Interest income, net	1.7	1.8	2.1	1.8	**1.9**	**1.9**	**2.6**	**2.0**
Other income (expense)	0.7	(0.1)	0.5	—	**(0.1)**	**—**	**(0.3)**	**—**
Income (loss) before income taxes	3.9	5.6	5.7	13.0	**14.9**	**13.7**	**(8.8)**	**11.9**
Provision for (benefit from) income taxes	1.9	2.2	(0.8)	5.5	**6.2**	**4.9**	**(2.6)**	**4.2**
Net income (loss)	2.0%	3.4%	6.5%	7.5%	**8.7%**	**8.8%**	**(6.2)%**	**7.7%**

The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. Quarterly revenues and operating results are expected to fluctuate as a result of a variety of factors, including without limitation, fluctuations in period to period results, seasonality, uncertainty of future operating results, long and unpredictable sales cycles, technological change, extended payment risk, product concentration, competition, international sales and operations, expansion of indirect channels, increased investment in professional services, protection of intellectual property, dependence on licensed technology, risk of product defects, product liability, management of growth, dependence on executive management, other key employees and subcontractors, concerns about transaction security on the Internet, changes in accounting for employee stock options and the impact of recently enacted and proposed regulations. Historically, license revenues typically peak primarily in the fourth fiscal quarter (ending June 30) and to a lesser extent in the second fiscal quarter (ending December 31). These fluctuations are caused primarily by customer purchasing patterns and the Company's sales force incentive programs, which recognize and reward sales personnel on the basis of achievement of annual and other periodic performance quotas, as well as by the factors described above. Changes in buying patterns, product mix and sales force incentive programs may alter these historical seasonality patterns.

Liquidity and Capital Resources

Executive Overview

Since its inception, Mobius has funded its operations principally through cash flows from operating activities and, to a lesser extent, equity or bank financings. As of June 30, 2004, Mobius had cash and cash equivalents of $33.6 million, a decrease of $3.7 million from $37.3 million held at June 30, 2003. During fiscal 2004, the Company acquired the technology and certain other assets of eManage for an aggregate purchase price of approximately $2.7 million. The decrease in cash of about $1.0 million, exclusive of the eManage acquisition, was primarily due to an increase in software license installments receivable, partially offset by net cash earnings and cash generated from the exercise of stock options by employees and employee stock purchases. As of June 30, 2004 and 2003, the Company had no bank debt outstanding.

The Company believes that its existing cash balances and cash flows expected from future operations will be sufficient to meet the Company's capital requirements for at least 12 months. As discussed in the section entitled, "Software License Installments Receivable" below, the Company has entered into a number of license contracts having extended payment terms. The Company continues to monitor the level of sales that include extended payment terms to manage the use of cash associated with these sales. The Company recently entered into an arrangement to sell long-term installments receivable to General Electric Capital Corporation ("GECC"), which provides enhanced flexibility in offering financing alternatives to our customers and to manage our cash flows. If the level of software license revenues financed by installments receivable continues at the current rate and the Company is unable to assign a substantial percentage of such receivables to GECC or other vendor financing firms, the Company's cash position is likely to be adversely affected.



Net cash provided by operating activities was $2.2 million and $3.8 million in fiscal 2002 and 2003, respectively, compared with net cash used in operating activities of $5.0 million during 2004. Mobius's sources of cash during fiscal 2002 were collections of software installments and an increase in deferred revenue, offset by an increase in accounts receivable. Mobius's sources of cash during fiscal 2003 were collections of accounts receivable and an increase in deferred revenue, offset by an increase in software license installments and a decrease in accounts payable and accrued expenses. Mobius's uses of cash during fiscal 2004 were increases in software license installments receivable, offset by increases in accounts payable and accrued expenses and deferred income taxes. Software license installments, which increased 55.8% from $23.5 million at June 30, 2003 to $36.5 million at June 30, 2004, represent payments due from customers for license fees that are paid over the term of the installment agreement. This increase was due to a proportionately greater amount of current license revenues being financed by the Company. For additional information, see the section entitled, "Software License Installments Receivable" below. Mobius's depreciation and amortization expense adjustment in operating activities decreased 35.8% from $3.0 million in fiscal 2003 to $1.9 million in fiscal 2004 due to certain assets becoming fully depreciated. Net accounts receivable increased 12.5% from $10.6 million at June 30, 2003 to $11.9 million at June 30, 2004.

Net cash used in investing activities was $1.3 million in fiscal 2004, compared to net cash provided by investing activities of $7.2 million and $1.4 million in fiscal 2002 and 2003, respectively. Net cash provided by investing activities for fiscal 2002 reflects the sale of marketable securities, partially offset by the purchase of marketable securities and capital expenditures. The decrease in cash provided by investing activities in fiscal 2004 as compared with fiscal 2003 was primarily attributable to the decrease in the net proceeds from the sale of marketable securities. For the years ended June 30, 2002, 2003 and 2004, cash of $1.1 million, $1.2 million and $1.3 million, respectively, was used for the purchase of computer equipment, furniture and fixtures and leasehold improvements.

Net cash provided by financing activities was $672,000 and $2.3 million in fiscal 2003 and 2004, respectively, due to the exercise of stock options by employees and employee stock purchases. In fiscal 2002, net cash used in financing activities was $3.1 million, primarily due to cash used to repurchase Mobius's common stock pursuant to Mobius's stock repurchase program, partially offset by cash received for employee stock purchases and stock option exercises.

The Company's material obligations and commitments to make future payments under contracts consist of its operating leases for its office facilities. These leases expire on various dates through fiscal 2010 and provide for additional payments relating to utility costs. As of June 30, 2004, the future minimum lease payments for these operating leases are as follows (in thousands):

Year Ended:	Operating Leases
June 30, 2005	$2,842
June 30, 2006	2,516
June 30, 2007	2,089
June 30, 2008	1,937
June 30, 2009	1,833
Thereafter	1,629
Total minimum lease payments	$12,846

In addition to the commitments shown above, the Company is committed to make future purchases of goods and services of approximately $350,000.

In compliance with the leases of the Company's corporate headquarters in Rye, NY and a sales office in Chicago, IL, the landlords hold letters of credit issued by two banks totaling in the aggregate $325,000, secured by a certificate of deposit and a money market account.

On October 11, 2002 (the "Cytura Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology (the "Contenuity Software") and certain other assets of Cytura, a privately held company, for an aggregate of approximately $2.2 million in cash, which was paid from the Company's existing cash balances. In addition, the Company assumed capital lease obligations of $36,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.5 million. The Contenuity Software provides a platform for Web site implementation and management, document and digital asset management and content publishing. Additionally, under the terms of the agreement, the Company was obligated to pay Cytura an additional $800,000 within 60 days of the first anniversary of the transaction if the average closing price of the Company's common stock for a 30-day period in the thirteen months following the Cytura Closing Date exceeded specified amounts set forth in the agreement. During the fiscal fourth quarter of 2003, the average closing price of the Company's common stock exceeded such specified amount. Accordingly, during the fourth quarter of fiscal 2003, the Company recorded incremental goodwill and a payable to Cytura of $800,000. Under the terms of a revised agreement with Cytura, the Company made the $800,000 payment to Cytura in January 2004.

On April 26, 2004 (the "eManage Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology and certain other assets of eManage, a privately held company, for an aggregate of approximately $2.4 million in cash, which was paid from the Company's existing cash balances. In addition, the Company assumed liabilities of $111,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.7 million. eManage develops software solutions for e-mail archiving, records management and lifecycle management that enable organizations to manage corporate records at an enterprise level. In addition, under the terms of the agreement, Mobius may be obligated to pay eManage up to an additional $1.2 million if certain revenue and other operating targets are achieved as of the end of each quarter through June 30, 2005. During the fourth quarter of fiscal 2004, certain targets were met, and, accordingly, the Company recorded incremental goodwill and a payable to eManage of $340,000.

The Company continues to evaluate potential acquisition candidates whose products, technology and expertise or market share would enhance Mobius's strategic market position.

Accounts Receivable Reserves

Accounts receivable reserves are provided for potential problem accounts and for the potential that some customers decide to cancel or reduce the number of products covered by maintenance arrangements upon their anniversary but do not always notify Mobius in sufficient time to prevent some portion of the annual maintenance billings from being recognized. Mobius specifically identifies problem accounts based on the age of the receivable and through discussions with the customer and Mobius's sales representatives. Based on the specific account information and the historical relationship of actual losses to revenues and receivable balances, Mobius exercises its judgment as to what portion of the accounts receivable balance requires a reserve. As of June 30, 2003 and June 30, 2004, approximately 79% and 77%, respectively, of the total accounts receivable reserve balances were related to specific accounts. To the extent that an account for which a specific reserve was provided is subsequently collected, Mobius reduces the reserves in the period of collection. Accounts receivable reserves were $819,000 and $674,000 at June 30, 2003 and June 30, 2004, respectively.

Software License Installments Receivable

As of June 30, 2004, software license installments amounted to $36.5 million, an increase of 55.8% compared with the June 30, 2003 balance of $23.5 million. This increase reflects a significant increase in licenses of ViewDirect TCM products that the Company began to market in fiscal 2003 under the term "Solution Packs." Solution Packs are ViewDirect TCM product bundles that offer customers technology solutions through application-based licensing with license terms generally of five years. In marketing our Solution Packs, the Company offers extended payment terms to our customers that meet specified standards of creditworthiness, which we believe enhances the Company's competitive position. Software license installments are discounted at a market rate of interest at the date the software license contract revenue is recognized. The discount is amortized to interest income using the interest method over the term of the financing. Since payments are made over multiple reporting periods, software license installments receivable will fluctuate with the amount of license revenue sold on an installment basis.

The Company determines the reserve for software license installments based upon customer-specific information, including a credit review of the customer, historical write-off experience, the ability of the Company to enforce original payment terms and current economic conditions. No single customer has a balance in excess of 5% of total software license installments, and 74% of the total is comprised of customers with balances under $600,000. As of June 30, 2003 and 2004, software license installments reserves were $671,000 and $420,000, respectively. The Company recently entered into an arrangement to sell long-term installments receivable to General Electric Capital Corporation, which provides enhanced flexibility in offering financing alternatives to our customers and to manage our cash flows.

Deferred Revenues

Deferred revenues consist primarily of the unearned portion of maintenance revenues and license contracts. Current and non-current deferred revenues totaled $26.9 million at June 30, 2003 and $26.7 million at June 30, 2004. Deferred revenues can fluctuate due to the timing of annual maintenance billings, increases or decreases in current license revenues and increases or decreases in license contracts that include more than one year of maintenance. As of June 30, 2004, current deferred revenues totaled $22.0 million and non-current deferred revenues totaled $4.7 million. It is anticipated that current deferred revenues of $22.0 million will be recognized as revenue within the next twelve months.

Other Matters

INFOPAC-Tapesaver: In January 1999, the Company sold the INFOPAC-TapeSaver product to a third party for approximately $3.0 million payable over a five-year period. As a result of this arrangement, the Company was going to recognize $3.0 million of license revenues as the buyer made payments over a five-year period ended December 31, 2003. The buyer has been delinquent on these payments since June 2001 and, as such, no license revenue relating to this agreement was recognized in fiscal 2002, 2003 and 2004.

Mobius commenced arbitration proceedings against the buyer to enforce the payment terms in the sales agreement. On March 26, 2002, the arbitrator issued an award in Mobius's favor against the buyer and its president in the amount of $381,750, which represented the amount past due under such agreement. The arbitrator also directed the buyer and its president to pay Mobius $37,500 per month from March 31, 2002 through December 31, 2003 and to pay Mobius's share of the arbitration expenses. In April 2002, Mobius commenced an action against the buyer and its president in the United States District Court for the Southern District of New York to confirm the arbitration award. The Court entered an order confirming the award on September 23, 2002. The Company has docketed the judgment in California for the full amount of the debt due of approximately $1.2 million and is currently pursuing actions to enforce the judgment. To date, the Company has not recorded any amounts due in connection with the arbitration. As a result of the uncertainty of collection, any amounts ultimately recorded will be accounted for on the cash basis.

Quantitative and Qualitive Disclosures About Market Risk

Mobius's investment portfolio is comprised primarily of money market accounts and is subject to interest rate sensitivity. The primary objective of Mobius's investment activities is to preserve principal, while at the same time maximizing interest income. As of June 30, 2004, Mobius held no marketable securities.

The Company may be subject to foreign exchange gains or losses on transactions denominated in other than the functional currency of Mobius or our subsidiaries. Net gains and losses resulting from foreign exchange transactions are included in the determination of net income or loss. Mobius does not use derivative financial investments to hedge potential foreign exchange losses.

The Board of Directors and Stockholders of
Mobius Management Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Mobius Management Systems, Inc. and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP

July 28, 2004
Stamford, CT

The management of Mobius Management Systems, Inc. is responsible for the consolidated financial statements and related information that appears in this Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best judgment and estimates.

The Company maintains a system of internal accounting policies, procedures and controls to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. The internal control system is augmented with an organizational structure designed to provide clearly drawn lines of accountability and delegation of authority and careful selection and training of qualified personnel.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited and rendered its opinion on the Company's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards include an assessment of the systems of internal control and tests of transactions to the extent necessary by the independent registered public accounting firm to support its opinion.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent registered public accounting firm and representatives of management to review audit results, financial reporting and internal accounting controls. The independent registered public accounting firm has free access to the Audit Committee.



Mitchell Gross
Chairman of the Board
Chief Executive Officer and President



Raymond F. Kunzmann
Senior Vice President, Finance
and Chief Financial Officer

Consolidated Balance Sheets

(in thousands, except share data and per share data)	June 30, 2003	June 30, 2004
Assets		
Current assets:		
Cash and cash equivalents	$37,315	$33,592
Accounts receivable, net of allowance for doubtful accounts of $819 and $674, respectively	10,551	11,874
Software license installments, current portion	8,017	14,172
Other current assets	2,897	2,348
Total current assets	58,780	**61,986**
Software license installments, non-current portion, net of allowance for doubtful accounts of $671 and $420, respectively	15,435	**22,358**
Property and equipment, net	4,546	**4,257**
Deferred income taxes	328	**2,514**
Other assets	2,729	**4,461**
Total assets	$81,818	**$95,576**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$15,726	$18,039
Deferred revenue	21,306	21,973
Deferred income taxes	2,869	5,482
Total current liabilities	39,901	**45,494**
Deferred revenue	5,560	**4,704**
Deferred income taxes	—	**239**
Total liabilities	45,461	**50,437**
Stockholders' equity:		
Common stock $.0001 par value; authorized 40,000,000 shares; issued 22,879,401 and 23,633,381 shares, respectively; outstanding 17,525,178 and 18,279,158 shares, respectively	2	**2**
Additional paid-in capital	50,653	**54,301**
Retained earnings	1,466	**6,268**
Accumulated other comprehensive income	218	**550**
Treasury stock, at cost, 5,354,223 shares	(15,982)	**(15,982)**
Total stockholders' equity	36,357	**45,139**
Total liabilities and stockholders' equity	$81,818	**$95,576**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)	2002	2003	2004
	Years Ended June 30,		
Revenues:			
Software license	$28,026	$38,353	**$42,858**
Maintenance	34,776	38,448	**40,151**
Professional service and other	5,111	5,855	**5,079**
Total revenues	67,913	82,656	**88,088**
Cost of revenues:			
Software license	1,128	1,146	**1,115**
Maintenance	5,919	6,631	**7,048**
Professional service and other	5,035	5,934	**5,506**
Total cost of revenues	12,082	13,711	**13,669**
Gross profit	55,831	68,945	**74,419**
Operating expenses:			
Sales and marketing	38,151	34,776	**35,090**
Research and development	15,741	18,025	**20,797**
General and administrative	10,380	10,838	**11,397**
Acquired in-process research and development	—	910	**956**
Facilities restructuring	1,394	194	**—**
Total operating expenses	65,666	64,743	**68,240**
Income (loss) from operations	(9,835)	4,202	**6,179**
Interest income, net	1,659	1,514	**1,840**
Other income (expense)	143	220	**(90)**
Income (loss) before income taxes	(8,033)	5,936	**7,929**
Provision for (benefit from) income taxes	(2,812)	1,860	**3,127**
Net income (loss)	$(5,221)	$4,076	**$4,802**
Basic earnings (loss) per share	$(0.30)	$0.23	**$0.27**
Basic weighted average shares outstanding	17,459	17,363	**17,964**
Diluted earnings (loss) per share	$(0.30)	$0.23	**$0.24**
Diluted weighted average shares outstanding	17,459	18,089	**19,937**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

	Common Stock		Additional	Retained	Deferred	Accumulated Other	Treasury Stock		Total
(in thousands)	Shares	Amount	Paid-in Capital	Earnings	Compensation	Comprehensive Income (Loss)	Shares	Amount	Stockholders' Equity
Balance at June 30, 2001	18,193	$2	$49,624	$2,611	$(168)	$(878)	4,275	$(12,721)	$38,470
Net loss	—	—	—	(5,221)	—	—	—	—	(5,221)
Change in other comprehensive income (loss), net of tax	—	—	—	—	—	804	—	—	804
Comprehensive loss									(4,417)
Stock options exercised, net of tax	15	—	25	—	—	—	—	—	25
Stock purchase plan, net of tax	85	—	178	—	—	—	—	—	178
Stock repurchase program	(1,079)	—	—	—	—	—	1,079	(3,261)	(3,261)
Change in deferred compensation	—	—	—	—	125	—	—	—	125
Balance at June 30, 2002	17,214	2	49,827	(2,610)	(43)	(74)	5,354	(15,982)	31,120
Net income	—	—	—	4,076	—	—	—	—	4,076
Change in other comprehensive income, net of tax	—	—	—	—	—	292	—	—	292
Comprehensive income									4,368
Stock options exercised, net of tax	152	—	491	—	—	—	—	—	491
Stock purchase plan, net of tax	160	—	335	—	—	—	—	—	335
Change in deferred compensation	—	—	—	—	43	—	—	—	43
Balance at June 30, 2003	17,526	2	50,653	1,466	—	218	5,354	(15,982)	36,357
Net income	—	—	—	**4,802**	—	—	—	—	**4,802**
Change in other comprehensive income, net of tax	—	—	—	—	—	**332**	—	—	**332**
Comprehensive income									**5,134**
Stock options exercised, net of tax	**602**	—	**3,219**	—	—	—	—	—	**3,219**
Stock purchase plan, net of tax	**151**	—	**429**	—	—	—	—	—	**429**
Balance at June 30, 2004	**18,279**	**$2**	**$54,301**	**$6,268**	**$ —**	**$550**	**5,354**	**$(15,982)**	**$45,139**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Years Ended June 30, 2002	2003	**2004**
Cash flows provided by (used in) operating activities:			
Net income (loss)	$(5,221)	$4,076	**$4,802**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred income taxes	(1,142)	1,726	**2,025**
Depreciation and amortization	4,106	2,966	**1,904**
Other	245	322	**—**
Change in operating assets and liabilities:			
Accounts receivable, net	(3,107)	5,408	**(1,323)**
Software license installments	4,204	(13,123)	**(13,078)**
Other assets	(1,121)	(2,290)	**(1,465)**
Accounts payable and accrued expenses	1,954	(1,566)	**2,313**
Deferred revenue	2,240	6,278	**(189)**
Total adjustments	7,379	(279)	**(9,813)**
Net cash provided by (used in) operating activities	2,158	3,797	**(5,011)**
Cash flows provided by (used in) investing activities:			
Purchase of marketable securities	(8,418)	—	**—**
Sale of marketable securities	16,958	2,536	**—**
Capital expenditures	(1,141)	(1,180)	**(1,314)**
Other	(204)	—	**—**
Net cash provided by (used in) investing activities	7,195	1,356	**(1,314)**
Cash flows provided by (used in) financing activities:			
Cash received from exercise of stock options	19	341	**1,998**
Cash received from employee stock purchase plan	178	331	**291**
Cash used for stock repurchase program	(3,261)	—	**—**
Net cash provided by (used in) financing activities	(3,064)	672	**2,289**
Effect of exchange rate changes on cash and cash equivalents	711	391	**313**
Net change in cash and cash equivalents	7,000	6,216	**(3,723)**
Cash and cash equivalents at beginning of year	24,099	31,099	**37,315**
Cash and cash equivalents at end of year	$31,099	$37,315	**$33,592**
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$15	$18	**$9**
Income taxes, net	21	250	**215**

See accompanying notes to consolidated financial statements.



Organization

Mobius Management Systems, Inc., together with its consolidated subsidiaries (the "Company"), is a leading provider of integrated solutions for total content management. Mobius was incorporated in New York in 1981 and reincorporated in Delaware in 1997. The Company has international subsidiaries in the United Kingdom, Canada, France, Germany, Italy, Sweden, the Benelux, Switzerland, Australia and Japan.



Significant Accounting Policies

Principles of Consolidation

The Company and its subsidiaries are consolidated for financial statement purposes after the elimination of all significant intercompany accounts and transactions.

Revenue Recognition

The Company recognizes license and maintenance revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." The Company generates license revenues from licensing the rights to use its software products to its customers. The Company also generates maintenance revenues from renewable support and software enhancements and professional service revenues from consulting activities performed for license customers. Revenue from software license contracts includes fees related to licenses with terms generally of 3, 5 or 15 years.

Revenues from software license agreements are recognized upon delivery of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company allocates revenue on software arrangements involving multiple elements to each element based on vendor-specific objective evidence of the fair value allocable to each element. Historically, Mobius's contracts included a software license and an obligation to provide maintenance. Assuming all other revenue recognition criteria were met, revenue was recognized upon delivery using the residual method in accordance with SOP 98-9, where the fair value of the undelivered elements was deferred and the remaining portion of the arrangement fee was recognized as revenue. Accordingly, when the Company entered into a contract that included both a software license and an obligation to provide maintenance, the maintenance revenue was unbundled from the initial license fee and recognized ratably over the maintenance period, starting from the inception of the software license agreement. The Company determined the portion of the contract price attributable to maintenance (which may not necessarily track the allocation between license and maintenance fees set out in the contract) using a percentage derived from Mobius's pricing structure. The unbundled portion of such maintenance revenue was classified as deferred revenue, with amounts extending beyond one year reported as non-current deferred revenue. If evidence of the fair value for undelivered elements did not exist, all revenue from the arrangement was deferred until such evidence exists or until all elements are delivered. Beginning in the third quarter of fiscal 2004, the vast majority of the Company's software license revenue contracts provide for optional maintenance in the first year, billed separately from the software license arrangement. Accordingly, license revenue is recognized upon delivery of the software under the provisions of SOP 97-2 and SOP 98-9. Maintenance revenue is recognized ratably over the maintenance period.

The Company offers installment contracts to its customers, which provide for payments in installments, generally over periods ranging from 3 to 5 years. Under such contracts, software license revenue reflects the present value of future payments under non-cancelable license arrangements. The Company has an established business practice of offering installment contracts to customers and has a history of successfully enforcing original payment terms on these contracts without making concessions. In addition, the payment obligations are unrelated to product implementation or any other post-transaction activity; therefore, revenues from installment contracts are generally recognized in the same manner as those requiring current payment. In the case of installment contracts, software license revenue includes the present value of future payments. The discount is recognized as interest income over the term of the arrangement. The Company recently entered into an arrangement to sell long-term installments receivable to General Electric Capital Corporation, which provides enhanced flexibility in offering financing alternatives to our customers and to manage our cash flows.

Maintenance revenue is generally recognized ratably over the term of the support, typically 12 months. The unearned portion of maintenance revenue is classified as deferred revenue.

Professional service revenue is generally recognized using the percentage of completion method of accounting. In accordance with this method, revenue from professional service contracts is recognized based on the percentage of costs incurred to date to the total estimated costs of the project. The financial reporting for these contracts depends on estimates, which are regularly assessed and subject to revision as the contract progresses to completion. When the current estimate of total contract costs indicates that a contract will result in a loss, a provision for the full loss is recognized. Professional service revenue associated with new products is generally deferred until completion of the project and acceptance by the customer.

Software Development Costs

Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

The Company determines technological feasibility based on the working model method. The period between establishment of a working model and the general availability of Mobius's software has historically been short and, accordingly, software development costs qualifying for capitalization have been insignificant. As a result, the Company has expensed all software development costs.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on a straight-line basis over the estimated life of the related asset, ranging from two to fifteen years. Assets acquired under capital leases are depreciated on a straight-line basis over the asset's estimated life. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets

The acquisition of the Contenuity Software and certain other assets of Cytura Corp. (see Note 19, Cytura Assets Acquisition, for more information) and the acquisition of the technology and certain other assets of eManage Inc. (see Note 20, eManage Asset Acquisition, for more information) resulted in intangible assets. Completed technology, representing developed technology of the acquired business, is stated at cost and is amortized on a straight-line basis over the products' estimated useful lives, which ranges from 3 years to 3.75 years. Customer relationships are being amortized on a straight-line basis over their useful life of 3 years. The portion of a purchase which pertains to in-process research and development is expensed in the period of acquisition.

Goodwill arising from acquisitions is recorded as the excess of the purchase price over the fair value of the assets acquired. Under SFAS No. 142, "Goodwill and Other Intangible Assets," all goodwill and those intangible assets with indefinite useful lives are not amortized, but rather are tested for impairment annually and when events and circumstances indicate that their fair value has been reduced below carrying value. The Company performed its annual goodwill impairment test as of June 1, 2003 and 2004, and no goodwill was considered impaired as of either date.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and tax credit carryforwards if it is more likely than not that the tax benefits will be realized. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

Foreign Currency Translation

Balance sheet accounts of the Company's international subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues, costs and expenses are translated into U.S. dollars at average exchange rates for the year. Gains or losses that result from translation are shown as a separate component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the determination of net income or loss.

Cash Equivalents

The Company considers investments with maturities at the date of purchase of three months or less to be cash equivalents. At June 30, 2003 and 2004, cash equivalents were comprised of overnight deposits and money market investments with financial institutions.

Marketable Securities

Marketable securities are categorized as available-for-sale securities, as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis. Realized gains and losses for the years ended June 30, 2002 and 2004 were insignificant. Realized gains for the year ended June 30, 2003 were $113,000. As of June 30, 2003 and 2004, the unamortized investment premium and unrealized holding gains and losses were also insignificant.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of substantially all of the trade accounts receivables and software license installments. The Company sells its products to a large number of customers in diversified industries across many domestic and international geographies.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's cash and cash equivalents, marketable securities, accounts receivable, software license installments, non current investments, accounts payable, accrued expenses and deferred maintenance amounts approximate their carrying value.

Earnings Per Share

The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." SFAS No. 128 stipulates that the calculation of earnings per share (EPS) be shown for all historical periods as Basic EPS and Diluted EPS. Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of Diluted EPS is similar to the computation of Basic EPS except that it gives effect to all potentially dilutive instruments that were outstanding during the period. See Note 3, Earnings Per Share, for the EPS calculations for the fiscal years ended June 30, 2002, 2003 and 2004.

Stock-Based Compensation

The Company accounts for employee stock options under the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB No. 25"). The Company applies the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123."

The Company has adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not recognize compensation expense related to employee stock options, since options are granted at exercise prices equal to the fair market value on the date of grant. The following table presents the effect on the Company's net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (in thousands, except per share data):

	Years Ended June 30,		
	2002	2003	**2004**
Net income (loss), as reported	$(5,221)	$4,076	**$4,802**
Add: Stock-based compensation expense included in reported net income (loss), net of tax	125	43	**—**
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,844)	(1,334)	**(1,389)**
Pro forma net income (loss)	$(6,940)	$2,785	**$3,413**
Basic net income (loss) per share- as reported	$(0.30)	$0.23	**$0.27**
Basic net income (loss) per share- pro forma	$(0.40)	$0.16	**$0.19**
Diluted net income (loss) per share- as reported	$(0.30)	$0.23	**$0.24**
Diluted net income (loss) per share- pro forma	$(0.40)	$0.15	**$0.17**

Additional disclosures required under SFAS 123 are presented in Note 10, Stock Option Plans.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires the disclosure of comprehensive income, which includes net income (loss), foreign currency translation adjustments and unrealized gains and losses on marketable securities classified as available-for-sale.

Segment and Geographic Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires that certain selected information about operating segments be reported in interim financial statements. It also establishes standards for related disclosures about products or services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.



Earnings Per Share

The following is a reconciliation of the numerators and denominators for the Basic and Diluted EPS calculations *(in thousands, except per share data)*:

	Years Ended June 30,					
	2002			2003		
	Net (Loss) (Numerator)	Shares (Denominator)	Per Share Amount	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:						
Net income (loss)	$(5,221)			$4,076		
Weighted average shares outstanding		17,459			17,363	
Basic earnings (loss) per share			$(0.30)			$0.23
Diluted EPS:						
Net earnings (loss)	$(5,221)			$4,076		
Dilutive effect of stock options		—			726	
Weighted average shares outstanding		17,459			18,089	
Diluted earnings (loss) per share			$(0.30)			$0.23

	Year Ended June 30, 2004		
	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:			
Net income	$4,802		
Weighted average shares outstanding		17,964	
Basic earnings per share			$0.27
Diluted EPS:			
Net income	$4,802		
Dilutive effect of stock options		1,973	
Weighted average shares outstanding		19,937	
Diluted earnings per share			$0.24

All outstanding stock options for the year ended June 30, 2002, representing an aggregate of 3,764,350 shares of common stock, and certain outstanding stock options for the years ended June 30, 2003 and 2004, representing an aggregate of 1,453,356 and 550,981 shares, respectively, of common stock, were excluded from the calculation of diluted earnings (loss) per share because the effect would be antidilutive. Stock options were the only dilutive instruments outstanding for the years ended June 30, 2003 and 2004.



Software License Installments

In the ordinary course of business, the Company offers extended payment terms to some of its customers. For software license contracts of 15 years, the related financing period is generally 5 years. For software installment contracts of 3 to 5 years, the payments are generally spread ratably over the related term. Software license installments are discounted at a market rate of interest. During the year ended June 30, 2004, the discount rate used for software license installments ranged between 3.1% and 7.0%. The discount is amortized to interest income using the interest method over the term of the financing.

The present values of software license installments to be received after June 30, 2004 are as follows (in thousands):

Year Ended:	
June 30, 2005	$15,622
June 30, 2006	11,696
June 30, 2007	9,295
June 30, 2008	3,612
June 30, 2009	241
Total minimum payments to be received	40,466
Less imputed interest	(3,516)
Less allowance for doubtful accounts	(420)
Present value of software license installments, net	36,530
Less current portion, net	(14,172)
Non-current portion, net	$22,358



Property and Equipment

Property and equipment consists of the following *(in thousands)*:

	Useful Life	June 30, 2003	June 30, 2004
Computer equipment	2 - 5 years	$7,265	**$8,316**
Furniture, fixtures and office equipment	5 years	1,437	**1,506**
Leasehold improvements	5 - 15 years	4,026	**4,127**
		12,728	**13,949**
Less accumulated depreciation and amortization		(8,182)	**(9,692)**
Property and equipment, net		$ 4,546	**$ 4,257**

Depreciation and amortization expense on property and equipment, including capital leases, was $3,929,000, $2,740,000 and $1,600,000 for the years ended June 30, 2002, 2003 and 2004, respectively.



Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	June 30, 2003	June 30, 2004
Accounts payable	$3,110	**$3,044**
Compensation and related benefits	6,934	**7,997**
Royalties payable	1,025	**991**
Other	4,657	**6,007**
	$15,726	**$18,039**

note 7 Income Taxes

Income (loss) before provision for (benefit from) income taxes is as follows (in thousands):

	Years Ended June 30,		
	2002	2003	**2004**
Domestic income (loss)	$(3,015)	$ 8,900	**$ 7,651**
Foreign income (loss)	(5,018)	(2,964)	**278**
	$(8,033)	$ 5,936	**$ 7,929**

The components of the provision for (benefit from) income taxes for the years ended June 30, 2002, 2003 and 2004 are as follows (in thousands):

	Years Ended June 30,								
	2002			2003			**2004**		
	Current	Deferred	Total	Current	Deferred	Total	**Current**	**Deferred**	**Total**
Federal	$(1,613)	$(777)	$(2,390)	$(380)	$1,209	$ 829	**$71**	**$1,901**	**$1,972**
State	(103)	(365)	(468)	23	517	540	**71**	**515**	**586**
Foreign	46	—	46	491	—	491	**835**	**(266)**	**569**
	$(1,670)	$(1,142)	$(2,812)	$134	$1,726	$1,860	**$977**	**$2,150**	**$3,127**

The following table reconciles the actual provision (benefit) for income taxes to the provision (benefit) for income taxes calculated at the Federal statutory corporate rate of 34% for the years ended June 30, 2002, 2003 and 2004 (in thousands):

	Years Ended June 30,		
	2002	2003	**2004**
Expected federal statutory corporate rate	$(2,731)	$2,018	**$2,696**
State income taxes, net	(309)	356	**387**
Foreign taxes	46	491	**932**
Losses of international subsidiaries for which no benefit has been recognized	304	582	**28**
Research credit	(200)	(389)	**(650)**
Reversal of previously accrued taxes	—	(700)	**—**
Reduction in valuation allowance	—	(271)	**(266)**
Other	78	(227)	**—**
Total income tax provision (benefit)	$(2,812)	$1,860	**$3,127**
Pre-tax income (loss)	$(8,033)	$5,936	**$7,929**
Effective tax rate	(35.0)%	31.3%	**39.4%**

In March of 2003, the Internal Revenue Service (IRS) closed its examination of the Company's tax return for the year ended June 30, 2000. As a result of the completion of the audit, the Company reversed previously accrued taxes, reducing the tax provision for fiscal 2003 by $700,000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	June 30,	
	2003	**2004**
Deferred tax assets:		
Accounts receivable related	$527	**$382**
Domestic net operating loss carryforwards attributable to operating activities	1,611	**3,579**
Domestic net operating loss carryforwards attributable to employee stock options	—	**1,508**
Foreign net operating loss carryforwards	5,797	**6,414**
Depreciation and amortization	524	**1,326**
Tax credit carryforwards	2,181	**2,831**
Capital loss carryforwards	1,077	**1,033**
Other	142	**204**
	11,859	**17,277**
Valuation allowance	(6,874)	**(7,258)**
Net deferred tax assets	4,985	**10,019**
Deferred tax liabilities:		
Software license installments	7,465	**12,901**
U.S. taxes on foreign income	—	**264**
Other	61	**61**
Net deferred tax liability	$2,541	**$3,207**

The valuation allowance increased by $384,000 for the year ended June 30, 2004 primarily due to the uncertainty regarding the realization of net operating losses incurred by certain international subsidiaries. The Company reduces the valuation allowance when it is concluded that it is more likely than not that these deferred tax assets will be realized. For the year ended June 30, 2004, the Company reversed $266,000 of valuation allowance relating to net operating losses and other temporary differences in the United Kingdom.

As of June 30, 2004, the Company had net operating loss carryforwards for federal income tax purposes of approximately $13.2 million which will begin to expire, if unused, in the year 2023. The Company also has $18.9 million in foreign net operating loss carryforwards as of June 30, 2004. The carryforward period of these losses varies by jurisdictions; some begin to expire in fiscal 2005 and others extend indefinitely.

As of June 30, 2003 and 2004, the Company had capital loss carryforwards of approximately $2.8 million and $2.7 million, respectively. These capital loss carryforwards will expire, if unused, in fiscal 2006 and 2007, respectively.


note
8

Preferred Stock

The Company has authorized 1,000,000 shares of Preferred Stock with a par value of $.01. Before any shares are issued, the Board of Directors shall fix the specific provisions of the shares including the designation of series, voting rights, dividend features, redemption and liquidation provision and other features. No shares were outstanding as of June 30, 2003 and 2004.



Treasury Stock

Since the inception of the Company's stock repurchase program in December 2000 through October 2001, Mobius repurchased the entire 1,250,000 shares of its common stock authorized under the program for an aggregate cost of approximately $3.9 million. The number of shares repurchased and timing of purchases were based on a variety of factors, including general market conditions and the market price and trading volume of Mobius's common stock.



Stock Option Plans

1996 Stock Incentive Plan

In November 1996, the Company adopted the 1996 Stock Incentive Plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers, employees, directors and consultants. The Plan authorizes grants of options to purchase up to 5,964,366 shares of authorized but unissued common stock. Stock options are generally granted with an exercise price equal to the stock's fair market value at the date of grant as determined by the Company's Board of Directors. Stock options generally vest as to 20% of the shares subject thereto on the first anniversary of the date of grant and the remainder vest ratably over the subsequent 16 quarters.

Non-Employee Directors' 1998 Stock Option Plan

In February 1998, the Board of Directors and stockholders of the Company approved and adopted the Non-Employee Directors' 1998 Stock Option Plan (the "Directors' Plan"). The purpose of the Directors' Plan is to provide an incentive to the Company's non-employee directors to serve on the Board of Directors and to maintain and enhance the Company's long-term performance. The Directors' Plan provides for the issuance of a total of 500,000 authorized and unissued shares of common stock, treasury shares and/or shares acquired by the Company for purposes of the Directors' Plan.

The Directors' Plan provides for initial grants (i.e., upon adoption of the Directors' Plan or upon a non-employee director's initial election to the Board of Directors) of non-qualified stock options to purchase 10,000 shares of common stock. At each annual meeting thereafter, each non-employee director will receive an option to purchase 10,000 shares. Each option granted under the Directors' Plan will have a term of ten years and will become exercisable upon grant. The exercise price of each option granted under the Directors' Plan will equal the fair market value of a share of common stock on the date of grant.



Total stock option activity during the periods indicated was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at June 30, 2001	3,070,150	$5.29
Granted	1,051,500	2.71
Exercised	(15,500)	1.25
Forfeited	(344,300)	8.48
Expired	—	—
Balance at June 30, 2002	3,761,850	4.30
Granted	742,975	2.32
Exercised	(152,225)	2.24
Forfeited	(272,050)	3.87
Expired	—	—
Balance at June 30, 2003	4,080,550	4.04
Granted	**842,700**	**7.75**
Exercised	**(602,977)**	**3.31**
Forfeited	**(231,200)**	**4.47**
Expired	—	—
Balance at June 30, 2004	**4,089,073**	**$4.89**

The following table summarizes information about the stock option plans:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of June 30, 2004	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable as of June 30, 2004	Weighted Average Exercise Price
$1.25 - $1.25	426,898	2.35	$1.25	426,898	$1.25
$1.81 - $2.41	725,615	8.14	$2.17	195,591	$2.20
$2.48 - $2.80	428,200	7.49	$2.74	197,725	$2.72
$2.81 - $3.10	422,260	6.99	$2.98	274,835	$2.99
$3.13 - $5.28	489,400	4.86	$4.39	430,600	$4.46
$6.00 - $6.33	20,000	6.48	$6.13	13,500	$6.08
$6.49 - $6.49	540,700	9.93	$6.49	—	—
$6.59 - $9.86	573,500	4.44	$8.14	507,750	$8.19
$10.25 - $11.00	437,500	6.74	$10.68	267,500	$10.82
$12.50 - $15.00	25,000	6.50	$13.35	15,000	$13.33
$1.25 - $15.00	4,089,073	6.51	$4.89	2,329,399	$4.97

As of June 30, 2004, there were 839,841 shares available for grant under the Plan and 180,000 shares available for grant under the Directors' Plan. As of June 30, 2003 and 2004, there were 2,403,625 and 2,329,399 options exercisable, respectively.

In January, February and March 1998 the Company granted 350,000, 370,000 and 53,000 stock options, respectively, under the 1996 Stock Incentive Plan at an exercise price of $9.86, $11.00 and $11.00 per share, respectively, which were deemed by the Board of Directors to be fair market values for the shares on these dates. The Company subsequently determined that these options were granted at exercise prices below the fair market value of $14.00 per share, the low end of the range of per share prices for the IPO in April 1998. As a result, the Company recognized compensation expense of $125,000 and $43,000 for the years ended June 30, 2002 and 2003, respectively. Since the Company had recognized the entire expense effective April 1, 2003, there was no additional stock compensation expense relating to these 1998 option grants. Such compensation expense is included within sales and marketing of $80,000 and $27,000, research and development of $36,000 and $13,000 and general and administrative expenses of $9,000 and $3,000 for the years ended June 30, 2002 and 2003, respectively.

The Black Scholes option pricing model has been used for grants subsequent to July 1, 1998. The per share weighted average fair value of stock options granted during the years ended June 30, 2002, 2003 and 2004 was $2.60, $1.51 and $5.18 on the date of grant, respectively. Grants during the years ended June 30, 2002, 2003 and 2004 assumed 116%, 110% and 101% of volatility, expected dividend yield of 0.0% and an expected life of 3.2 years, 3.4 years and 4.1 years, respectively. The assumed risk free interest rate on the date of grants was 4.1%, 2.8% and 3.7% in fiscal years 2002, 2003 and 2004, respectively.


note
11

1998 Employee Stock Purchase Plan

In February 1998, the Board of Directors and stockholders of the Company approved and adopted the 1998 Employee Stock Purchase Plan (the "ESPP"). The purpose of the ESPP is to provide eligible employees who wish to acquire common stock of the Company the opportunity to purchase shares from the Company with accumulated payroll deductions. The ESPP is intended to constitute an "employee stock purchase plan" under section 423 of the Internal Revenue Code. The ESPP provides for the issuance of an aggregate of up to 1,650,000 shares. During fiscal 2002, 2003 and 2004; 84,573, 158,978 and 151,003 shares were issued under the ESPP, respectively. As of June 30, 2004, 60,112 shares are reserved for issuance and there were 902,959 remaining shares available to purchase under this plan.



Employee Savings Plan and Executive Incentive Plan

In fiscal 1995, the Company established a savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer up to 20% of their pre-tax compensation, but not more than Internal Revenue Code limitations. The Company, at the discretion of the Board of Directors, may match the employee contributions. No matching contributions were made in the years ended June 30, 2002, 2003 and 2004.

In February 1998, the Board of Directors and stockholders of the Company approved and adopted the Mobius Management Systems, Inc. Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan is administered by the Compensation Committee of the Board. Participation in the Incentive Plan is limited to those executives and key employees who, in the judgment of the Compensation Committee, are in a position to have a significant impact on the performance of the Company.

Awards under the Incentive Plan are based upon the extent to which performance goals established by the Compensation Committee for a designated performance period are satisfied. The Incentive Plan also provides for grants of discretionary bonuses. For the years ended June 30, 2002, 2003 and 2004, no awards were made under the Incentive Plan.



Comprehensive Income (Loss)

Comprehensive income (loss) for the years ended June 30, 2002, 2003 and 2004 is as follows:

	Year ended June 30,		
	2002	2003	**2004**
Net income (loss)	$(5,221)	$4,076	**$4,802**
Unrealized marketable securities gain (loss)	94	(99)	—
Unrealized translation gain	710	391	**332**
Comprehensive income (loss), net of tax	$(4,417)	$4,368	**$5,134**



Related Party Transactions

Since 1981 the Company has engaged, and plans to continue to engage, the Kramer Levin law firm to provide the Company with legal counsel. Mr. Kopelman, a member of Mobius's Board of Directors, is a partner of Kramer Levin Naftalis & Frankel LLP. Fees paid to Kramer Levin during the years ended June 30, 2002, 2003 and 2004 were approximately $635,000, $787,000 and $1.0 million, respectively.



Lease Commitments

The Company has operating leases for its office facilities which expire on various dates through fiscal 2010 and provide for escalation and additional payments relating to operating expenses.

The following is a schedule of future minimum lease payments for operating leases as of June 30, 2004 (in thousands):

Year Ended:	Operating Leases
June 30, 2005	$2,842
June 30, 2006	2,516
June 30, 2007	2,089
June 30, 2008	1,937
June 30, 2009	1,833
Thereafter	1,629
Total minimum lease payments	$12,846

Rental expense for all operating leases was approximately $3.5 million, $2.8 million and $2.8 million for the years ended June 30, 2002, 2003 and 2004, respectively.

In compliance with the leases of the Company's corporate headquarters in Rye, NY and a sales office in Chicago, IL, the landlords hold letters of credit issued by two banks totaling in the aggregate $325,000, secured by a certificate of deposit and a money market account.



Segment and Geographic Information

The Company operates in one principal business segment across domestic and international markets. No foreign country accounted for more than 10% of revenue or 10% of identifiable assets in any of the periods presented.

	United States	International (a)	Eliminations	Total
Year Ended June 30, 2002:				
Revenue:				
From external customers (b)	$57,474	$10,439	$ —	$67,913
Between geographic areas (c)	2,848	—	(2,848)	—
Total revenue	$60,322	$10,439	$(2,848)	$67,913
Long-lived assets	$10,416	$1,575	$ —	$11,991
Year Ended June 30, 2003:				
Revenue:				
From external customers (b)	$70,689	$11,967	$ —	$82,656
Between geographic areas (c)	3,323	—	(3,323)	—
Total revenue	$74,012	$11,967	$(3,323)	$82,656
Long-lived assets	$20,202	$2,035	$ —	$22,237
Year Ended June 30, 2004:				
Revenue:				
From external customers (b)	**$69,661**	**$18,427**	**$ —**	**$88,088**
Between geographic areas (c)	**5,241**	**—**	**(5,241)**	**—**
Total revenue	**$74,902**	**$18,427**	**$(5,241)**	**$88,088**
Long-lived assets	**$28,880**	**$4,723**	**$ —**	**$33,603**

(a) The Company operates wholly-owned subsidiaries in the United Kingdom, Canada, France, Germany, Italy, Sweden, the Benelux, Switzerland, Australia and Japan. Includes international net agent sales (agent sales less agent commissions).

(b) Includes royalties paid to the Company and to its subsidiaries by agents. Royalties from agents are a percentage of the license and maintenance fees paid by customers to such agents.

(c) Represents transfer fees from international subsidiaries to Mobius Management Systems, Inc. Transfer fees from international subsidiaries are a percentage of the license and maintenance fees paid by customers to such international subsidiaries.



Sale of INFOPAC-TapeSaver

In January 1999, the Company sold the INFOPAC-TapeSaver product to a third party for approximately $3.0 million payable over a five-year period. As a result of this arrangement, the Company was going to recognize $3.0 million of license revenues as the buyer made payments over a five-year period ended December 31, 2003. The buyer has been delinquent on these payments since June 2001 and, as such, no license revenue relating to this agreement was recognized in fiscal 2002, 2003 and 2004.

Mobius commenced arbitration proceedings against the buyer to enforce the payment terms in the sales agreement. On March 26, 2002, the arbitrator issued an award in Mobius's favor against the buyer and its president in the amount of $381,750, which represented the amount past due under such agreement. The arbitrator also directed the buyer and its president to pay Mobius $37,500 per month from March 31, 2002 through December 31, 2003 and to pay Mobius's share of the arbitration expenses. In April 2002, Mobius commenced an action against the buyer and its president in the United States District Court for the Southern District of New York to confirm the arbitration award. The Court entered an order confirming the award on September 23, 2002. The Company has docketed the judgment in California for the full amount of the debt due of approximately $1.2 million and is currently pursuing actions to enforce the judgment. To date, the Company has not recorded any amounts due in connection with the arbitration. As a result of the uncertainty of collection, any amounts ultimately recorded will be accounted for on the cash basis.



Facilities Restructuring

In connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a facilities restructuring charge of $1.4 million in fiscal 2002. The charge reflected estimated future lease obligations, net of estimated sublease income, for office space the Company will no longer utilize. The Company worked with an external real estate consultant to determine the best estimate for the accrual. During fiscal 2003, the Company entered into an agreement with the landlord and the over-tenant which released Mobius from all of its ongoing obligations under the original terms of the lease effective as of February 15, 2003. Accordingly, the Company recorded additional expenses of $78,000 associated with this new agreement in fiscal 2003.

In connection with the second sales office, the Company recorded a facilities restructuring charge of $116,000 in fiscal 2003, representing the estimated future lease obligations for office space that the Company was subleasing to a third party. The third party abandoned the space during fiscal 2003 and the Company believed that it was highly unlikely that it would be able to sublease this space for the remainder of the lease term.

The balance of the facilities restructuring accrual and the transactions for the fiscal years ended June 30, 2003 and 2004 are as follows *(in thousands):*

	Balance at beginning of period	Cash Payments	Other Adjustments	Balance at end of period
Year ended June 30, 2003:				
Rent and related facilities expense	$1,066	$194	$1,148*	$112
Other	328	—	328	—
Total	$1,394	$194	$1,476	$112
Year ended June 30, 2004:				
Rent and related facilities expenses	**$112**	**$65**	**$41**	**$6**

** Includes a cash payment of $647,000 in connection with the release described above.*



Cytura Asset Acquisition

On October 11, 2002 (the "Cytura Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology (the "Contenuity Software") and certain other assets of Cytura Corp. ("Cytura"), a privately held company, for an aggregate of approximately $2.2 million in cash, which was paid from the Company's existing cash balances. In addition, the Company assumed capital lease obligations of $36,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.5 million. The Contenuity Software provides a platform for Web site implementation and management, document and digital asset management and content publishing. Additionally, under the terms of the agreement, the Company was obligated to pay Cytura an additional $800,000 within 60 days of the first anniversary of the transaction if the average closing price of the Company's common stock for a 30-day period in the thirteen months following the Cytura Closing Date exceeded specified amounts set forth in the agreement. During the fiscal fourth quarter of 2003, the average closing price of the Company's common stock exceeded such specified amount. Accordingly, during the fourth quarter of fiscal 2003, the Company recorded incremental goodwill and a payable to Cytura of $800,000. Under the terms of a revised agreement with Cytura, the Company made the $800,000 payment to Cytura in January 2004.

The purchase price for the Contenuity Software and the other Cytura assets, adjusted for the additional payment of $800,000, has been allocated to assets acquired and liabilities assumed based on their fair values at the Cytura Closing Date, as follows (in thousands):

Property and equipment	$249
Other current assets	27
Other non-current assets	2,136
Acquired in-process research and development	910
Purchase price	$3,322

Other non-current assets consist of completed technology of $900,000 and goodwill of $1,236,000. Property and equipment is being amortized on a comparable basis for similar property and equipment. Completed technology is being amortized on a straight-line basis over the estimated useful life of 3.75 years. During fiscal 2003 and 2004, the Company had amortized $180,000 and $240,000, respectively, of the completed technology, and will amortize $240,000 in each of the fiscal years 2005 and 2006. A valuation prepared using the discounted net cash flow method was utilized by the Company to value the acquired in-process research and development which had not reached the working model stage and had no alternative future use, which resulted in an operating expense of $910,000 in fiscal 2003.


note
20

eManage Asset Acquisition

On April 26, 2004 (the "eManage Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology and certain other assets of eManage Inc. ("eManage"), a privately held company, for an aggregate of approximately $2.4 million in cash, which was paid from the Company's existing cash balances. In addition, the Company assumed liabilities of $111,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.7 million. eManage develops software solutions for e-mail archiving, records management and lifecycle management that enable organizations to manage corporate records at an enterprise level. In addition, under the terms of the agreement, Mobius may be obligated to pay eManage up to an additional $1.2 million if certain revenue and other operating targets are achieved as of the end of each quarter through June 30, 2005. During the fourth quarter of fiscal 2004, certain targets were met, and, accordingly, the Company recorded incremental goodwill and a payable to eManage of $340,000.

The purchase price for the technology and certain other assets of eManage, adjusted for the additional payment of $340,000, has been allocated to assets acquired and liabilities assumed based on their fair values at the eManage Closing Date, as follows *(in thousands)*:

Property and equipment	$46
Other non-current assets	2,087
Acquired in-process research and development	956
Purchase price	$3,089

Other non-current assets consist of completed technology of $880,000, identifiable intangibles of $277,000 and goodwill of $930,000. Property and equipment is being amortized on a comparable basis for similar property and equipment. Completed technology and intangibles are being amortized on a straight-line basis over the estimated useful life of 3.0 years. During fiscal 2004, the Company had amortized $64,000 of the completed technology and intangibles, and will amortize $386,000 in each of the fiscal years 2005 and 2006 and $321,000 in fiscal year 2007. A valuation prepared using the discounted net cash flow method was utilized by the Company to value the acquired in-process research and development which had not reached the working model stage and had no alternative future use, which resulted in an operating expense of $956,000 in fiscal 2004.


note
21

Goodwill and Other Intangible Assets

Intangible assets as of June 30, 2003 and 2004 were as follows (in thousands):

	June 30,					
	2003			**2004**		
	Gross	Accumulated Amortization	Net	**Gross**	**Accumulated Amortization**	**Net**
Completed technology	$900	$180	$720	**$1,780**	**$469**	**$1,311**
Customer relationships	—	—	—	**277**	**15**	**262**
Total	$900	$180	$720	**$2,057**	**$484**	**$1,573**

Aggregate amortization expense for intangible assets for the years ended June 30, 2003 and 2004 was $180,000 and $304,000, respectively. Amortization expense for the years ended June 30, 2005, 2006 and 2007, for acquisitions completed through June 30, 2004, is estimated to be $626,000, $626,000 and $321,000, respectively.

Changes in the carrying amount of goodwill for the years ended June 30, 2003 and 2004 were as follows *(in thousands)*:

Balance as of June 30, 2002	$330
Goodwill acquired during the year	1,236
Effect of exchange rate changes and other	48
Balance as of June 30, 2003	1,614
Goodwill acquired during the year	**930**
Effect of exchange rate changes and other	**22**
Balance as of June 30, 2004	**$2,566**

Shareholder Information

Corporate Headquarters
Mobius Management Systems, Inc.
120 Old Post Road
Rye, New York 10580
914.921.7200

Annual Meeting
The annual meeting of shareholders will be held February 9, 2005 at 10 a.m. at Mobius Management Systems, Inc., 120 Old Post Road, Rye, New York 10580.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800.937.5449 or
212.936.5100

Auditors
PricewaterhouseCoopers LLP
Stamford, Connecticut

General Counsel
Kramer Levin Naftalis & Frankel LLP
New York, New York

Investor Relations Counsel
Makovsky & Company
New York, New York

Form 10-K Report
Our annual report to the Securities and Exchange Commission (Form 10-K) can be obtained free of charge by addressing a request to David Gordon, Vice President, Finance and Treasurer, at the Company's corporate headquarters.

Stock Market and Dividend Information
Mobius's common stock has been quoted on the NASDAQ National Market under the symbol of MOBI since its initial public offering on April 27, 1998. According to records of Mobius's transfer agent, Mobius had approximately 44 stockholders of record as of December 1, 2004. Because many shares are held by brokers and other institutions on behalf of stockholders, Mobius is unable to estimate the total number of stockholders represented by the record holders. The following table sets forth the high and low sales prices of Mobius's common stock on the NASDAQ National Market for the periods indicated.

Quarter ended:	High	Low
September 30, 2002	$3.25	$1.88
December 31, 2002	$2.45	$1.70
March 31, 2003	$3.30	$2.30
June 30, 2003	$9.95	$2.89
September 30, 2003	$8.98	$5.90
December 31, 2003	$16.90	$7.91
March 31, 2004	$14.73	$8.19
June 30, 2004	$10.00	$5.12

Mobius has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Mobius currently intends to retain future earnings to fund the development and growth of its business. Payment of future dividends, if any, will be at the discretion of its Board of Directors after taking into account various factors, including Mobius's financial condition, operating results, current and anticipated cash needs and plans for expansion.

Design: Mobius Management Systems, Inc.
Illustrations: David Cutler
Printing: Landmark Document Services


MOBIUS

MOBIUS MANAGEMENT SYSTEMS, INC.
120 OLD POST ROAD
RYE, NEW YORK 10580
914.921.7200 [TEL]
914.921.1360 [FAX]
WWW.MOBIUS.COM